Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated February 26, 2019

Preliminary Prospectus Supplement dated March 3, 2021

Registration Statement File No. 333-229896

Final Term Sheet dated March 4, 2021

Equity Units

(initially consisting of 10,000,000 Corporate Units)

The AES Corporation

Equity Units

The information in this pricing term sheet relates only to the offering of Equity Units (the “Equity Units Offering”) and should be read together with (i) the preliminary prospectus supplement dated March 3, 2021 relating to the Equity Units Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated February 26, 2019, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-229896. Terms used but not defined in this final term sheet have the meanings given to them in the preliminary prospectus supplement. For purposes of this term sheet, “we,” “us,” “our,” or “Company” refers to The AES Corporation, and not any of its subsidiaries.

Company	The AES Corporation

Company Common Stock Ticker	The New York Stock Exchange “AES”

Trade Date	March 5, 2021

Closing Price of Our Common Stock on The New York Stock Exchange on March 4, 2021	$25.88

Settlement Date	March 11, 2021 (T+4)

Equity Units

Equity Units	Each Equity Unit will have a stated amount of $100 and will initially be a “Corporate Unit” consisting of a purchase contract issued by us and, initially, a 1/10th, or 10%, undivided beneficial ownership in one share of 0% Series A Cumulative Perpetual Convertible Preferred Stock, without par value, with a liquidation preference of $1,000 per share, issued by us, which we refer to as “Convertible Preferred Stock.”

Number of Equity Units Offered	10,000,000 (or a total of 11,500,000 if the underwriters exercise their over-allotment option in full).

Initial Price to Public	$100 per Equity Unit, plus accrued and unpaid contract adjustment payments, if any, from March 11, 2021.

Purchase Contracts

Purchase Contracts	Unless early settled as described in the preliminary prospectus supplement, each purchase contract obligates holders to purchase from us, and obligates us to sell, on February 15, 2024, for a price of $100, a number of newly issued shares of our common stock equal to the settlement rate, as described under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement.

Reference Price	$25.88 (the closing price of our common stock on The New York Stock Exchange on March 4, 2021).

Maximum Settlement Rate	3.8640 shares of our common stock (subject to adjustment in certain circumstances).

Contract Adjustment Payments	Payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing May 15, 2021 at a rate per year of 6.875% on the stated amount of $100 per purchase contract, subject to our right to defer contract adjustment payments, as described in the preliminary prospectus supplement. If any date on which contract adjustment payments are to be made is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day that is a business day and no interest or payment will be paid in respect of the delay, if any. Contract adjustment payments will be paid in cash, shares of our common stock or a combination thereof, at our election, unless we have previously irrevocably elected a contract adjustment payment method to apply.

Deferred Contract Adjustment Payments	Any deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 6.875% per year until paid, compounded quarterly, to, but excluding, the payment date.

Early Settlement of the Purchase Contracts at Your Option	A holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to the close of business on the scheduled trading day immediately preceding the first day of the market value averaging period (as defined under “Summary—The Offering—Settlement Rate” in the preliminary prospectus supplement), subject to certain exceptions and conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement. Such early settlement may only be made in integral multiples of 10 purchase contracts. Upon early settlement of any purchase contracts, except following a fundamental change as described below, we will deliver a number of newly-issued shares of our common stock determined over a 20 consecutive trading day period beginning on the trading day immediately following the day you exercise this right, which we refer to as the “early settlement averaging period.” The number of shares of our common stock we are obligated to deliver will equal 85% of the number of shares of our common stock that would be deliverable for each purchase contract as described in “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement as if the applicable market value were the average of the daily VWAPs of our common stock during the early settlement averaging period.

Early Settlement Upon a Fundamental Change	Upon the occurrence of a fundamental change, you will have the right, subject to certain exceptions and conditions described in the preliminary prospectus supplement, to settle your purchase contracts early at the settlement rate determined as if the applicable market value (as defined under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement) equaled the stock price in the fundamental change (as described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement), plus an additional make-whole amount of shares of our common stock determined as described under “Description of the Purchase Contract—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement.

The following table sets forth the number of make-whole shares of our common stock per purchase contract that would apply at various stock prices and effective dates (all as defined in the preliminary prospectus supplement):

Stock Price

Effective Date	$10.00	$15.00	$20.00	$22.00	$24.00	$25.88	$28.00	$30.00	$31.70	$34.00	$36.00	$38.00	$40.00	$45.00	$50.00	$65.00	$80.00
March 11, 2021	1.6214	0.8158	0.3461	0.2092	0.0933	0.0000	0.2026	0.3683	0.4935	0.4311	0.3844	0.3436	0.3080	0.2364	0.1832	0.0843	0.0292
February 15, 2022	1.1313	0.5596	0.1820	0.0639	0.0000	0.0000	0.0890	0.2617	0.3924	0.3371	0.2963	0.2614	0.2314	0.1732	0.1321	0.0606	0.0222
February 15, 2023	0.5869	0.3063	0.0529	0.0000	0.0000	0.0000	0.0000	0.1567	0.2872	0.2333	0.1953	0.1645	0.1396	0.0965	0.0703	0.0319	0.0122
February 15, 2024	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual stock price and effective date may not be set forth on the table, in which case:

(1) if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of make-whole shares of our common stock will be determined by a straight-line interpolation between the make-whole share amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

(2) if the stock price on the effective date exceeds $80.00 per share of our common stock, subject to adjustment, then the make-whole share amount will be zero; and

(3) if the stock price on the effective date is less than $10.00 per share of our common stock, subject to adjustment, then the make-whole share amount will be determined as if the stock price equaled $10.00, subject to adjustment, using straight-line interpolation, as described above, if the actual effective date is between two effective dates on the table.

Convertible Preferred Stock

Convertible Preferred Stock	The Equity Units will include an aggregate of 1,000,000 shares (or 1,150,000 shares if the underwriters exercise their over-allotment option in full) of Convertible Preferred Stock with a liquidation preference of $1,000 per share. In connection with a successful remarketing of the Convertible Preferred Stock, (a) dividends may become payable on the Convertible Preferred Stock, (b) if the closing price of our common stock on the pricing date for a successful remarketing is less than or equal to the reference price, the conversion rate of the Convertible Preferred Stock may be increased to an amount equal to $1,000, divided by 122.5% of the closing price of our common stock on such date (rounded to the nearest ten-thousandth of a share) and/or (c) the earliest redemption date for the Convertible Preferred Stock may be changed to a later date that is on or prior to March 21, 2025, each as described under “Description of the Convertible Preferred Stock—Terms of the Remarketed Preferred Stock” in the preliminary prospectus supplement.

Dividends on Convertible Preferred Stock	The Convertible Preferred Stock initially will not bear any dividends and the liquidation preference of the Convertible Preferred Stock will not accrete. Following a successful remarketing of the Convertible Preferred Stock, dividends may become payable on the Convertible Preferred Stock at a dividend rate to be determined in connection with such successful remarketing, in which case the Convertible Preferred Stock will bear dividends at such rate and become payable when, as and if declared by our board of directors, quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on the first such payment date following the remarketing settlement date. If a payment date falls on a date that is not a business day, such payment date will be postponed to the next succeeding business day; provided that, if such business day falls in the next succeeding calendar month, the payment date will be brought forward to the immediately preceding business day. Dividends, if any, on the Convertible Preferred Stock will be paid in cash, shares of our common stock or a combination thereof, at our election, unless we have previously irrevocably elected a dividend payment method to apply.

Accumulated but Unpaid Dividends on Convertible Preferred Stock	Following a successful remarketing in connection with which dividends become payable on the Convertible Preferred Stock, any accumulated but unpaid dividends will accumulate additional dividends at the then-applicable dividend rate until paid, compounded quarterly, to, but excluding, the payment date.

Maturity of Convertible Preferred Stock	The Convertible Preferred Stock has no maturity date and will remain outstanding unless converted by holders or redeemed by us.

Conversion Premium	Approximately 22.5% above the closing price of our common stock on The New York Stock Exchange on March 4, 2021.

Initial Conversion Rate	31.5428 shares of our common stock per share of Convertible Preferred Stock. If the closing price of our common stock on the pricing date for a successful remarketing is less than or equal to the reference price, the conversion rate of the Convertible Preferred Stock may be increased to an amount equal to $1,000, divided by 122.5% of the closing price of our common stock on such date (rounded to the nearest ten-thousandth of a share).

Initial Conversion Price	Approximately $31.70 per share of our common stock.

Settlement Upon Conversion	Upon surrender of Convertible Preferred Stock for conversion, we will deliver to the converting holder in respect of each $1,000 liquidation preference of the Convertible Preferred Stock being converted (i) a share of Series B Preferred Stock (as defined below) or, solely with respect to conversions in connection with a redemption, up to $1,000 in cash plus all accumulated but unpaid dividends, if any, on such converted Convertible Preferred Stock to, but excluding, the payment date immediately preceding the relevant conversion date and (ii) shares of our common stock (if any), as described under “Description of the Convertible Preferred Stock—Settlement Upon Conversion” in the preliminary prospectus supplement.

Holders of Corporate Units do not have the right to convert their ownership interests in the Convertible Preferred Stock that are a part of such Corporate Units into shares of our common stock. Only shares of Convertible Preferred Stock that are not a part of Corporate Units may be converted. Holders of such separate shares of Convertible Preferred Stock that are not a part of Corporate Units may convert their shares at their option prior to February 15, 2024 only upon the occurrence of a fundamental change if such fundamental change occurs prior to a successful remarketing. On and after February 15, 2024, holders of shares of Convertible Preferred Stock may, at their option, at any time and from time to time, convert their shares, all as described in the preliminary prospectus supplement.

Optional Redemption of Convertible Preferred Stock

On or after March 22, 2024, we will have the option to redeem for cash some or all the shares of Convertible Preferred Stock at a redemption price equal to 100% of the liquidation preference per share, plus any accumulated but unpaid dividends to, but excluding, the redemption date.

In connection with a successful remarketing of the Convertible Preferred Stock, the earliest redemption date for the Convertible Preferred Stock may be changed to a later date that is on or prior to March 21, 2025, as described under “Description of the Purchase Contracts—Remarketing” and “Description of the Convertible Preferred Stock—Remarketing” in the preliminary prospectus supplement.

If any shares of Convertible Preferred Stock are redeemed, we must also redeem a proportionate number of outstanding shares of Series B Preferred Stock, if any, on the same redemption date.

Adjusted Conversion Rate Upon Fundamental Change	There will be no make-whole amount of shares of our common stock or increase to the conversion rate for conversions of the Convertible Preferred Stock in connection with a fundamental change, except for the limited circumstance where the fundamental change occurs prior to a successful remarketing of the Convertible Preferred Stock and the stock price in connection with such fundamental change on the effective date is less than $31.70 (the “conversion price”) (subject to adjustment as set forth in the preliminary prospectus supplement). Under such limited circumstance, the conversion rate will be determined as described under “Description of the Convertible Preferred Stock—Conversion Rights—Adjusted Conversion Rate Upon a Fundamental Change” in the preliminary prospectus supplement.

Notwithstanding the foregoing, in no event will the conversion rate exceed 77.2798 shares of our common stock per share of Convertible Preferred Stock, which is equal to the $1,000 liquidation preference divided by 50% of the closing price of our common stock on March 4, 2021 (subject to adjustment as set forth in the preliminary prospectus supplement).

Series B Preferred Stock

Series B Preferred Stock	We may issue an aggregate of up to 1,000,000 shares of 0% Series B Cumulative Perpetual Preferred Stock, which we refer to as “Series B Preferred Stock,” or 1,150,000 shares if the underwriters exercised in full their over-allotment option on the Corporate Units, upon optional conversion of the Convertible Preferred Stock as described under “Description of the Convertible Preferred Stock—Conversion Rights—Settlement Upon Conversion” in the preliminary prospectus supplement. The Series B Preferred Stock will not be pledged to us to secure your obligation under any purchase contract.

Dividends on Series B Preferred Stock	The Series B Preferred Stock initially will not bear any dividends and the liquidation preference of the Series B Preferred Stock will not accrete. Following a successful remarketing of the Convertible Preferred Stock, dividends may become payable on the Convertible Preferred Stock at a dividend rate to be determined in connection with such successful remarketing, in which case the Series B Preferred Stock will bear dividends at the same rate as the Convertible Preferred Stock and become payable on the same dates as dividends are payable on the Convertible Preferred Stock. The Series B Preferred Stock delivered to a holder upon conversion of the Convertible Preferred Stock will have initial accumulated dividends at issuance equal to the amount of any accumulated but unpaid dividends on the Convertible Preferred Stock (including compounded dividends thereon, if any) to, but excluding, date of issuance of such Series B Preferred Stock. If a payment date falls on a date that is not a business day, such payment date will be postponed to the next succeeding business day; provided that, if such business day falls in the next succeeding calendar month, the payment date will be brought forward to the immediately preceding business day. Dividends, if any, on the Series B Preferred Stock will be paid in cash, shares of our common stock or a combination thereof, at our election, unless we have previously irrevocably elected a dividend payment method to apply.

Accumulated but Unpaid Dividends on Series B Preferred Stock	Following a successful remarketing in connection with which dividends become payable on the Convertible Preferred Stock and the Series B Preferred Stock, any accumulated but unpaid dividends will accumulate additional dividends at the applicable dividend rate until paid, compounded quarterly, to, but excluding, the payment date.

Maturity of Series B Preferred Stock	The Series B Preferred Stock has no maturity date and will remain outstanding unless redeemed by us.

Optional Redemption of Series B Preferred Stock	On or after March 22, 2024, we will have the option to redeem for cash some or all the shares of Series B Preferred Stock at a redemption price equal to 100% of the liquidation preference per share, plus any accumulated but unpaid dividends to, but excluding, the redemption date.

In connection with a successful remarketing of the Convertible Preferred Stock, the earliest redemption date for the Convertible Preferred Stock may be changed to a later date that is on or prior to March 21, 2025 as described under “Description of the Purchase Contracts—Remarketing” and “Description of the Convertible Preferred Stock—Remarketing” in the preliminary prospectus supplement. In that case, the earliest redemption date for the Series B Preferred Stock will be changed to such later date.

If any shares of Series B Preferred Stock are redeemed, we must also redeem a proportionate number of outstanding shares of Convertible Preferred Stock, if any, on the same redemption date.

Underwriting Discount	$2.50 per Equity Unit / $25,000,000 million total (excluding the underwriters’ over-allotment option).

Joint Book-Running Managers	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC BofA Securities, Inc. Morgan Stanley & Co. LLC Barclays Capital Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC

Senior Co-Managers	MUFG Securities Americas Inc. Santander Investment Securities Inc. SMBC Nikko Securities America, Inc.

Co-Managers	Credit Agricole Securities (USA) Inc. Scotia Capital (USA) Inc. Société Générale S.A. Seaport Global Securities LLC WR Securities, LLC BMO Capital Markets Corp.

Use of Proceeds	We expect to receive net proceeds from the offering of approximately $973.0 million (or approximately $1,119.3 million if the underwriters exercise their over-allotment option in full), after deducting the offering expenses and the underwriting discount. We intend to use the net proceeds from the offering to develop our renewables business, U.S. utility businesses, LNG infrastructure, and for other developments determined by management. See “Use of Proceeds” in the preliminary prospectus supplement.

Listing	We intend to apply for listing of the Corporate Units on The New York Stock Exchange under the symbol “AESC.”

CUSIP for the Corporate Units	00130H 204

CUSIP for the Treasury Units	00130H 303

CUSIP for the Cash Settled Units	00130H 402

CUSIP for the Convertible Preferred Stock	00130H 501

CUSIP for the Series B Preferred Stock	00130H 600

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The underwriters expect to deliver the Corporate Units in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about March 11, 2021, which is four business days following the date of pricing of the Corporate Units (such settlement cycle being herein referred to as “T+4”). You should note that the trading of the Corporate Units on the date of pricing or the next business day may be affected by the T+4 settlement. See “Underwriting” in the preliminary prospectus supplement.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling toll-free at 1-800-831-9146.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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